

Mail Stop 3720

November 28, 2007

Mr. Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

Re: **Service Corporation International**
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-06402
Filed March 1, 2007

Dear Mr. Tanzberger:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Valuation of trust investments, page 39
Insurance loss reserves, page 40
5. Alderwoods Acquisition, page 62

1. We note that fair values were determined by mangers of private equity funds, independent actuaries and an outside appraisal. While you are not required to make reference to these independent third-parties, when you do you should also disclose the name of the experts. If you decide to delete your reference to the independent third-parties, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuations. Please confirm to us in your response letter that the experts are aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

2. Cemetery Operations, page 54

2. We note that you "can choose to order, store, and transfer title to the customer" for personalized marker merchandise and you recognize revenue and the related costs upon "the earlier of vendor storage of these items or delivery in [y]our cemetery." Tell us the nature of this arrangement. Also, tell us why it is appropriate to recognize revenue and the related costs upon the earlier of vendor storage or delivery in your cemetery. Refer to your basis in the accounting literature.

3. Recent Accounting Pronouncements and Accounting Changes, page 56

3. Tell us what impact, if any, the adoption of EITF 06-5 had on your 2007 1st quarter financial statements. We are unable to locate any disclosures on this adoption.

5. Alderwoods Acquisition, page 62

4. Tell us how you evaluated the factors in SFAS 142 in determining that licenses, permits, and water rights are indefinite lived assets.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director